Exhibit 16.1

KPMG LLP

100 New Park Place, Suite 1400
Vaughan, Ontario, L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390

www.kpmg.ca

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Paymentus Holdings, Inc. (“Paymentus”) and, under the date of July 23, 2020, we reported on the consolidated financial statements of Paymentus as of and for the year ended December 31, 2019 and, under the date of May 22, 2019, we reported on the consolidated financial statements of Paymentus as of and for the year ended December 31, 2018. On September 4, 2020, we were dismissed. We have read Paymentus’ statements included under the caption “Changes in Independent Registered Public Accounting Firm” in its Form S-1 dated April 30, 2021, and we agree with such statements.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Ontario
April 30, 2021